Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

GigaMedia Announces Purchase of Convertible Note of Aeolus Robotics Corporation

TAIPEI, Taiwan, March 7, 2025 – GigaMedia Limited (NASDAQ: GIGM) today announced that the Company has entered into and executed an agreement to purchase a US$2,600,000 principal amount of convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics.

The Note, bearing interest at a rate of 4.5% per annum, shall be due in 36 months, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$0.02 per share.

The purchase and sale of the Note exhibits GigaMedia and Aeolus’s mutual commitment to a longer-term strategic relationship. GigaMedia continually reviews its investment alternatives and may enter into additional transactions of Aeolus’s securities in accordance with applicable laws.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2024.

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